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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 001-13836
Full title of the plan and the address of the plan, if different from that of the issuer named below:
TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN IV Tyco International (US) Inc. 9 Roszel Road Princeton, NJ 08540
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TYCO INTERNATIONAL LTD. Second Floor, 90 Pitts Bay Road Pembroke, HM 08, Bermuda

REQUIRED INFORMATION

Item 4.    Financial Statements and Exhibits

(a)	Financial Statements
Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 4 hereof below in lieu of the requirements of Items 1 to 3.
(b)	Exhibits:
	23.1	Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm
	23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Tyco International (US) Inc.
Retirement Savings and Investment Plan IV
Financial Statements

December 31, 2003
With Report of Independent Registered Public
Accounting Firm

Tyco International (US) Inc.

Retirement Savings and Investment Plan IV
Table of Contents

Supplemental Schedules*:

*
Certain schedules are included with Form 5500 of the Master Trust (Annual Return/Report of Employee Benefit Plan) filed with the Department of Labor for the plan year ended December 31, 2003 and are not required to be disclosed for this Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Tyco International (US) Inc. Retirement
Savings and Investment Plan IV

        We have audited the accompanying statement of net assets available for benefits of Tyco International (US) Inc. Retirement Savings and Investment Plan IV ("Plan") as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus, LLP
New York, New York
June 11, 2004

Report of Independent Auditors

To the Participants and Administrator of the
Tyco International (US) Inc. Retirement
Savings and Investment Plan IV

        In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tyco International (US) Inc. Retirement Savings and Investment Plan IV (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As further described in Note 7, net participant balances of $119,442,246 were transferred into the Plan from other affiliated Tyco International (US) Inc. Retirement Savings and Investment Plans as a result of a reorganization of the plans effective August 3, 2002.

        As further described in Note 8, net participant balances from affiliated and other qualified plans in the amount of $1,292,155 were transferred into the Plan during the year ended December 31, 2002.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
August 4, 2003

Tyco International (US) Inc.
Retirement Savings and Investment Plan IV
Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investment in the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust:
Investments
At fair value:
Shares of registered investment companies
Bond Fund of America	$38,866,417	$30,634,818
Fidelity Freedom Income Fund	2,852,602	2,237,973
Fidelity Freedom 2000 Fund	4,478,090	3,473,293
Fidelity Freedom 2010 Fund	16,266,768	11,793,002
Fidelity Freedom 2020 Fund	19,191,371	12,225,395
Fidelity Freedom 2030 Fund	14,595,236	9,341,875
Fidelity Freedom 2040 Fund	1,769,382	638,131
Fidelity Growth Company Fund	169,686,295	108,266,510
Fidelity Puritan Fund	62,564,910	49,421,320
Fidelity U.S. Equity Index Pool Fund	53,538,158	38,429,052
Franklin Small-Mid Cap Growth A Fund	35,389,429	21,927,146
Janus Worldwide Fund	9,549,182	5,908,558
Neuberger Berman Guardian Trust Fund	34,047,566	25,578,809
PIMCO Capital Appreciation Fund	16,307,546	10,898,519
Templeton Foreign Fund A	16,455,002	11,150,367
Vanguard Windsor II Fund	17,641,539	11,744,116

Total registered investment companies	513,199,493	353,668,884
Tyco International Ltd. Stock Fund	124,681,044	85,462,751
Participant notes receivable	24,348,243	23,249,136

Total investments at fair value	662,228,780	462,380,771
At contract value:
Interest Income Fund	156,388,431	148,566,287

Total investments	818,617,211	610,947,058

Employer contributions receivable	750,766	1,176,627
Participants' contributions receivable	1,137,181	1,982,631

Total receivables	1,887,947	3,159,258

Total Assets	820,505,158	614,106,316
Liabilities
Net payable affiliated plans (see Note 7)	184,065	184,065

Net Assets Available for Benefits	$820,321,093	$613,922,251

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan IV
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

Sources of net assets
Investment gain from the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust	$167,784,068

Employer contributions	33,618,718
Participants' contributions	64,488,281

Total contributions	98,106,999

Total sources	265,891,067

Application of net assets
Benefits paid to participants	59,448,916
Administrative expenses paid from forfeitures	451,132
Participant fees	199,045

Total applications	60,099,093

Net increase prior to net transfer from affiliated and other qualified plan	205,791,974
Transfer from affiliated and other qualified plan (Note 8)	606,868

Net increase in net assets available for benefits	206,398,842
Net assets available for benefits:
Beginning of year	613,922,251

End of year	$820,321,093

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan IV
Notes to Financial Statements

December 31, 2003

1.     Description of Plan

        The Tyco International (US) Inc. Retirement Savings and Investment Plan IV (the "Plan") is a defined contribution plan sponsored by Tyco International (US) Inc. ("Tyco" or "Plan Sponsor"), and is available to certain salaried and hourly employees of Tyco affiliated companies (the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Selected Plan provisions are described below. Participants should refer to the Plan agreement and summary plan description for more complete information.

  Eligibility

        Plan participants must be at least eighteen years old and have met certain service requirements with the participating Companies.

  Contributions

        Contributions are subject to Internal Revenue Code ("IRC") limitations. Contributions to the Plan are funded on a per pay period basis.

        Participant contributions—Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit of compensation.

        Employer contributions—Certain voluntary contributions are matched by the Companies. Certain supplemental employer contributions are made based on the participants' years of service in accordance with the terms of the Plan agreement. Participants in the Plan who previously participated in certain plans sponsored by former employers may be eligible for transitional benefits.

  Reorganization of the Plans, Transfer and Merger Activity

        The Plan is one of seven Retirement Savings and Investment Plans ("RSIPs" or "Plans") sponsored by Tyco. Effective August 3, 2002, Tyco elected to restructure the various RSIPs so that the organization of the RSIPs more closely aligns with the organization of Tyco's business units. Administrative changes were also made to the RSIPs to simplify existing plan and payroll administration. This restructuring involved transferring participant balances of certain Tyco divisions from one RSIP to another. In certain cases, individuals who had participant balances in more than one RSIP will have those accounts consolidated into one RSIP. See Note 7 for detail of transferred balances relating to the reorganization.

        In addition, as a result of acquisitions and divestitures by Tyco affiliated companies, there are certain plan mergers and related transfers from (to) affiliated and other qualified plans. See Note 8 for detail of transferred balances relating to Plan mergers.

  Participant Accounts

        Each participant's account is credited with the participant's contribution, employer contribution, and an allocation of earnings, and is charged with participant fees, as applicable. Participants are entitled to the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following three years of vesting service. Additionally, any participant who performs an hour of service after January 1, 2002 and is covered under a former employer's graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer's graded vesting schedule. Prior to January 1, 2002, a participant was generally 100 percent vested after five years of credited service. However, participants from a former employer's plan that was merged into the Plan could continue under the former plan's vesting schedule. Amounts forfeited prior to vesting are used to reduce future employer contributions (including any required qualified non-elective contributions, if any) and/or to pay plan administrative expenses.

  Forfeitures

        Nonvested forfeitures may be used to reduce expenses or matching contributions. During 2003, forfeitures used to reduce administrative expenses and contributions totaled $451,132 and $180,237, respectively. At December 31, 2003, forfeited nonvested accounts totaled $269,604.

  Investment Options

        Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis. The investment options consist of registered investment companies; the Interest Income Fund (see Note 5) and the Tyco International Ltd. Stock Fund (see Note 6).

  Participant Notes Receivable

        Participants are allowed to borrow from their accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant's vested balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured and bear a reasonable interest rate. Loans must be repaid by payroll deductions and upon termination of service; all loans must be repaid in full. Interest rates ranged from 4.0% to 10.5% and 4.25% to 10.5% at December 31, 2003 and 2002, respectively.

  Payment of Benefits

        On termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the participant's vested interest in their account or to have an annuity purchased by the Plan on their behalf, in accordance with the terms of the Plan agreement.

  Administrative Expenses

        Expenses for participant loan and hardship withdrawal transactions are paid by the Plan by reducing the balances of those participants initiating the transaction. Other expenses (generally including recordkeeping, communications, legal, consulting, and audit fees) incurred in the administration of the Plan are offset against forfeitures, except for certain investment fees which are offset against investment income.

  Plan Administration

        The Plan is administered by a retirement committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institution Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

  Plan Termination

        Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.     Summary of Significant Accounting Policies

  Basis of Accounting

        The accompanying financial statements are prepared under the accrual method of accounting.

  Investments in the Master Trust

        The Plan participates in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the "Master Trust") with other Tyco sponsored defined contribution plans. For the period from January 1, 2002 to April 1, 2002, the CIT Group Incentive Savings Plan, sponsored by CIT Group Inc., a former wholly-owned subsidiary of Tyco International Ltd., also participated in the Master Trust.

        The Plan's investment in the Master Trust is recorded at an amount equal to the Plan's interest in the underlying investments of the Master Trust. Investments of the Master Trust are stated at fair value with the exception of investment contracts and insurance contracts. Common shares are valued based on quoted market prices. Registered investment companies and bank collective investment funds are valued based on net asset value. Investment and insurance contracts are valued at contract value (cost plus accrued interest) which approximates fair value. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan records investment income (loss) from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan's participants' ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

  Benefit Payments

        Benefit payments to participants are recorded when distributed.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.     Income Tax Status

        The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 8, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is required.

4.     Investments in the Master Trust

        As explained in Note 2, the Plan's assets are commingled with the assets of several other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company, the trustee for the Master Trust, holds the Master Trust's investment assets, provides recordkeeping and administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

        The Plan's relative share of ownership of the total net assets of the Master Trust was approximately 20% at December 31, 2003 and 2002. The Plan's relative share of ownership varies in each of the underlying investments of the Master Trust.

        The net assets of the Master Trust are presented below. Investments that represent 5 percent of investments in the Master Trust are separately identified.

	December 31,
	2003	2002
Assets
Investments at fair value
Registered investment companies:
Fidelity Growth Company Fund**	$704,923,758	$443,157,938
Fidelity Puritan Fund**	249,611,280	189,303,466
Fidelity U.S. Equity Index Pool Fund**	397,040,492	294,809,295
Franklin Small-Mid Cap Growth**	209,872,530	130,929,958
Other registered investment companies	989,060,540	680,404,784

Total registered investment companies	2,550,508,600	1,738,605,441
Tyco International Ltd. Stock Fund**	395,062,885	263,392,988
Pfizer Inc. Stock Fund*	32,970,572	31,570,837
Participant notes receivable	123,029,297	113,747,975

Total investments at fair value	3,101,571,354	2,147,317,241
Interest Income Fund:
Investment contracts at contract value	749,667,282	672,956,911
Insurance contracts at contract value	181,161,250	219,905,110
Bank collective investment funds at fair value	32,240,848	37,234,098

Total investments	4,064,640,734	3,077,413,360

Employer contributions receivable	11,714,716	14,359,363
Participants' contributions receivable	2,332,586	7,495,422

Total receivables	14,047,302	21,854,785

Net assets	$4,078,688,036	$3,099,268,145

*
Applies only to certain participants in Tyco International (US) Inc. Retirement Savings and Investment Plans I, II and III.

**
Investment that individually represents 5% or more of the Master Trust's net assets.

        The changes in net assets of the Master Trust are as follows:

Year Ended December 31, 2003
Sources of assets
Employer and participant contributions	$450,118,286
Interest and dividend income	36,320,023
Net appreciation—common shares	146,128,632
Net appreciation—registered investment companies	574,398,917

Total sources	1,206,965,858

Applications of assets
Benefits paid to participants	269,853,855
Administrative expenses paid from forfeitures	1,799,186
Participant fees	910,282

Total applications	272,563,323

Net increase prior to net transfers from affiliated and other qualified plans	934,402,535
Net transfers from affiliated and other qualified plans	45,017,356

Net increase in net assets	979,419,891
Net assets:
Beginning of year	3,099,268,145

End of year	$4,078,688,036

5.    Interest Income Fund

        The Interest Income Fund is an investment option offered to participants and is comprised of investment contracts issued by banks, insurance companies, investment companies and other financial institutions and bank collective investment funds. The following information relates to the Interest Income Fund in the Master Trust:

	Year Ended December 31, 2003
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	28	16	3.66%-7.45%	4.26%
	Year Ended December 31, 2002
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	44	24	2.97%-7.72%	5.16%

        Interest is credited on the contributions deposited in these contracts at a fixed rate as stipulated in the contracts.

        The retirement committee approves all of the investments with the issuing companies using investment guidelines. These guidelines require issuers to have a credit rating of "A" or better and limit the total exposure to any single investment contract or issuer.

6.    Related Party Transactions

        The Plan invests in a unitized stock fund, Tyco International Ltd. Stock Fund, which is comprised of a short-term investment fund component and common shares of Tyco International Ltd., ultimate parent of the Plan Sponsor. The unit values of the fund are recorded and maintained by Fidelity Management Trust Company, Trustee of the Master Trust and Plan. During the year ended December 31, 2003, the Plan purchased units in the fund in the approximate amount of $10,700,000, sold units in the fund in the approximate amount of $16,800,000, and had net appreciation in the fair value of investments of approximately $45,300,000. The total value of the Plan's investment in the fund was approximately $124,700,000 and $85,500,000 at December 31, 2003 and 2002, respectively. Certain of the Plan's assets are invested in registered investment companies for which Fidelity Management and Research Company ("FMR Corp.") provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Expenses paid to FMR Corp. and/or its affiliates by the Plan during the year ended December 31, 2003 were approximately $246,296. These transactions, as well as participant loans, qualify as party in interest transactions.

7.    Net Transfers to Affiliated Plans Resulting from Reorganization

        Net payable from affiliated plans represent pending transfers between the various RSIPs resulting from final adjustments to the reorganization balances of the RSIPs. Net payable to affiliated plans at December 31, 2003 and 2002 was as follows:

Plan Name	Due To	Due From	Net (Payable) Receivable
Tyco International (US) Inc. Retirement
Savings and Investment Plan I	$(94,477)	$32,832	$(61,645)
Tyco International (US) Inc. Retirement Savings and Investment Plan II	(122,420)	—	(122,420)

	$(216,897)	$32,832	$(184,065)

8.    Transfer to Affiliated and Other Qualified Plan

        During the year ended December 31, 2003, assets transferred to affiliated and other qualified plan from the Plan were as follows:

Plan Name	Date	Assets Transferred

SSH (Alarmguard) Inc. 401(k) Plan	06/16/03	$606,868

9.    Litigation Contingency

        Tyco International Ltd ("TIL") and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under ERISA. The complaints purport to bring claims on behalf of the Plans and the participants therein.

        Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that Court by the Judicial Panel on

Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire (the "Court").

        On February 3, 2003 the plaintiffs filed a Consolidated Amended Complaint asserting causes of action under ERISA. That complaint named as defendants TIL and certain of its present and former officers and directors, its wholly owned subsidiary Tyco, its retirement committee, and certain of its present and former officers, directors and employees. The complaint asserts that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following in TIL's financial statements: related-party transactions and executive compensation; mergers and acquisitions and the accounting thereof, as well as allegedly undisclosed acquisitions; and misstatements of financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in TIL shares when it was not a prudent investment. The plaintiffs seek a declaration that the defendants are not entitled to protection under ERISA's safe harbor provision; an order compelling the defendants to make good to the Plans all losses caused by the defendants' alleged breaches of fiduciary duty; imposition of a constructive trust on any amount by which any defendant was unjustly enriched; and order enjoining future violations of ERISA; actual damages in the amount of any losses the Plans suffered; costs and attorneys' fees; and an order for equitable restitution and other appropriate equitable monetary relief.

        On April 4, 2003, TIL and several other defendants moved to dismiss the consolidated complaint. Shortly thereafter the other defendants also moved to dismiss. TIL's motion to dismiss remains pending before the court. On July 18, 2003, TIL filed its reply memorandum in further support of its motion to dismiss. Shortly thereafter other defendants filed their reply briefs. Oral argument was heard by the Court on May 13, 2004, and the parties are awaiting a decision.

        On July 24, 2002, TIL received notice that the U.S. Department of Labor ("DOL") had initiated a review of one of the seven RSIPs. As the investigation progressed, it expanded to encompass all seven of the RSIPs.

        In conjunction with the inquiry, the DOL made several requests for documentation and information regarding the Plans. The DOL issued subpoenas for records from TIL and from Fidelity Management Trust and Fidelity Investments Institutional Operations Company, Inc. in their capacity as trustee and recordkeeper respectively, for the RSIPs. Recently, the DOL has advised us that it will begin conducting discovery interviews with certain former employees.

        The current focus of the DOL's inquiry concerns investment losses allegedly experienced by the RSIPs due to their investments in TIL common shares. The DOL has authority to bring suit on behalf of the RSIPs and their participants against those acting as fiduciaries to the RSIPs for recovery of losses and additional penalties, although it has not informed TIL of any intention to do so. The DOL has given no indication of any preliminary conclusions based on its inquiry to date, nor has it offered a timeframe in which it anticipates concluding its inquiry.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN IV
Date: June 23, 2004	/s/ JANE F. GREENMAN Jane F. Greenman Chairperson, Administrative Committee

QuickLinks

REQUIRED INFORMATION
Tyco International (US) Inc. Retirement Savings and Investment Plan IV Financial Statements December 31, 2003 With Report of Independent Registered Public Accounting Firm
Tyco International (US) Inc. Retirement Savings and Investment Plan IV Table of Contents
Report of Independent Registered Public Accounting Firm
Report of Independent Auditors
Tyco International (US) Inc. Retirement Savings and Investment Plan IV Statements of Net Assets Available for Benefits
Tyco International (US) Inc. Retirement Savings and Investment Plan IV Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2003
SIGNATURES